SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

Attached is the English translation of the summary of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on July 1, 2016.

By letter dated July 1, the Company reported that it has renewed a line of credit with Inversiones Financieras del Sur (“IFISA”) for up to 3.500.00 ADRs of its subsidiary Inversiones y Representaciones S.A, (“IRSA”), in which the society is the lender and IFISA the borrower. The term of the transaction was set at 30 days, renewable for up to 365 days and the interest rate will be equivalent to an interest rate of 6%.

The Audit Committee has no objections towards this transaction and its report is available to all shareholder´s in the Company´s Headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 1, 2016